Provident Energy Closes C$125.7 Million Bought Deal Financing and the C$60 million Orcutt Property Acquisition

NEWS RELEASE NUMBER 28-04                                                                                         October 4, 2004

All values are in Canadian dollars unless otherwise noted.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today closed the previously announced bought deal financing for gross proceeds of C$125.7 Million (net proceeds of C$119.4 million). The financing includes 11.48 million units issued at a price of C$10.95 per unit. The bought deal was sold only in Canada to a syndicate of underwriters co-led by BMO Nesbitt Burns, National Bank Financial and TD Securities. The financing includes proceeds and units from the underwriters exercising their option to acquire an additional 1,380,000 trust units at C$10.95 per unit.

The net proceeds of the issue were used for general corporate purposes and to fund the previously announced C$60 million (US$45 million) Orcutt property acquisition by Provident's US subsidiary BreitBurn Energy L.P. (BreitBurn). The Orcutt properties, which include 5,000 acres of surface acreage, are located in the Santa Maria Basin of Southern California. The properties currently produce approximately 1,400 barrels per day (bbl/d) of medium grade crude oil. The acquisition also includes 9.1 million barrels of Proved Producing reserves and 9.7 million barrels of Proved Plus Probable reserves based on the July1, 2004 reserve report completed by independent engineers Netherland, Sewell & Associates in accordance with NI 51-101.

Of the C$60 million paid for the Orcutt properties, C$55.3 million is assigned to the value of the oil properties and C$4.7 million is assigned to the 5,000 acres of surface acreage of which a certain portion is prospective for future real estate development.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada and southern California. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com